555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

Writer’s Direct Contact 213/892-5251 HCohn@mofo.com

May 18, 2012

Via EDGAR Filing

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP Monthly Income Realty Trust, Inc.

Registration Statement on Form S-11 (the “Registration Statement”)

Filed April 16, 2012

(File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP Monthly Income Realty Trust, Inc. (the “Company”), please find enclosed for your review drafts of the legal opinion of Venable LLP as to the legality of securities and the legal opinion of Morrison & Foerster LLP as to tax matters with respect to the above captioned filing. The draft opinions are being furnished in response to comment no. 30 set forth in the comment letter, dated May 11, 2012, by the staff of the Securities and Exchange Commission with respect to the captioned filing. The Company will file the final, executed legal opinions of Venable LLP and Morrison & Foerster LLP as promptly as possible prior to effectiveness of the Registration Statement.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

Michael McTiernan

May 18, 2012

Page Two

cc:	Erin E. Martin — Securities and Exchange Commission

Jorge Bonilla — Securities and Exchange Commission

Dan Gordon — Securities and Exchange Commission

Michael V. Shustek — MVP Monthly Income Realty Trust, Inc.

Ira Levine, Esq. — Levine Garfinkel & Eckersley

Sharon A. Kroupa, Esq. – Venable LLP

                    , 2012

MVP Monthly Income Realty Trust, Inc.

8880 West Sunset Road, Suite 220

Las Vegas, Nevada 89148

Re:  Registration Statement on Form S-11 (File No. 333- 180741)

Ladies and Gentlemen:

We have served as Maryland counsel to MVP Monthly Income Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of $550,000,000 in shares (the “Shares”) of common stock, $0.001 par value per share, of the Company (“Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $500,000,000 in Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $50,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix A and the Plan attached thereto as Appendix B) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

MVP Monthly Income Realty Trust, Inc.

                          , 2012

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

MVP Monthly Income Realty Trust, Inc.

                          , 2012

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving

MVP Monthly Income Realty Trust, Inc.

                          , 2012

this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,

ORANGE COUNTY, SACRAMENTO,

WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

                                 , 2012

MVP Monthly Income Realty Trust, Inc.

8880 West Sunset Road, Suite 220

Las Vegas, Nevada 89148

Re:	MVP Monthly Income Realty Trust, Inc.—

Status as a Real Estate Investment Trust;

Information in Prospectus under Heading

Material U.S. Federal Income Tax Considerations

Ladies and Gentlemen:

We have acted as counsel to MVP Monthly Income Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the offering by the Company of shares of its common stock, $0.001 par value per share (the “Shares”). The Shares are the subject of (i) a registration statement filed on Form S-11 (the “Registration Statement”) by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 (the “Securities Act”) and (ii) a prospectus dated                                     , 2012 (the “Prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

You, the addressee, have requested our opinion as to certain federal income tax matters regarding the Company. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, this opinion is intended solely for your benefit. You may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent.

In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Registration Statement, (ii) the Prospectus, (iii) a certificate executed by duly appointed officers of the Company (the “Officer’s Certificate”) setting forth certain factual representations, dated                                 , 2012 and (iv) such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on (a) our understanding of the facts as represented to us in the Officer’s Certificate and (b) the assumption that (i) the Company and any of its subsidiaries have valid legal existences under the laws of the states in which they were formed and have operated in accordance with the laws of such states, (ii) the Company is operated, and will continue to be operated, in the manner described in the Officer’s Certificate, (iii) the facts contained in the Registration Statement and the Prospectus are true and complete in all material respects, (iv) all representations of fact contained in the Officer’s Certificate are true and complete in all material respects and (v) any representation of fact in the Officer’s Certificate that is made “to the knowledge of” or similarly qualified is correct without such qualification. We have not undertaken any independent inquiry into or verification of these facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, we have no assurance that they are or will ultimately prove to be accurate.

We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a “real estate investment trust” (“REIT”) for federal income tax purposes depends upon the Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986 (as amended, the “Code”). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon. In rendering this opinion, we emphasize our understanding that the Company has no operating history or material assets and, accordingly, our opinion depends almost wholly on statements and projections made by the Company regarding its future activities.

Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the

Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

Based upon, and subject to, the foregoing and the next paragraphs below, we are of the opinion that, as of the date hereof:

1.	The Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code through the date hereof, and its current organization and current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2012 and thereafter.

2.	We have reviewed the statements included or incorporated by reference in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations” and, insofar as such statements pertain to matters of law or legal conclusions, they are correct in all material respects.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

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555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA, ORANGE COUNTY, SACRAMENTO, WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company and to such Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement and Prospectus. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,